STASH CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

December 31, 2021

STASH CAPITAL LLC

December 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69908

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING___01/01/2021___AND ENDING_____12/31/2021_____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Stash Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Varick Street, 8th Floor

(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brandon Krieg	(917)-287-5592	Brandon.Krieg@stash.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

5 Times Square	NY	NY	10036
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Brandon Krieg__, swear (or affirm) that, to the best of my knowledge and belief, the financial reporting pertaining to the firm of __Stash Capital LLC__, as of __December 31, 2021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTIAN PURCELL
Notary Public
New York County
State of New York
Commission Expires 5/1/2025

DocuSigned by:
Christian Purcell
D1616BC187014A0...

Notary Public   4/15/2022

Signature:
DocuSigned by:
Brandon Krieg
B809BA13E74C44C...

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management
Stash Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stash Capital LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

April 15, 2022

STASH CAPITAL LLC
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	5,365,316
Due from affiliate		1,650,524
Deposit at broker		500,000
Securities owned, at fair value		5
Prepaid expense		50,489
Total assets	$	7,566,334

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	277,649
Due to broker		1,399,267
Due to affiliate		489,452
Securities sold, not yet purchased, at fair value		-
Total liabilities		2,166,368
Member's equity		5,399,966
Total liabilities and member's equity	$	7,566,334

The accompanying notes are an integral part of the Statement of Financial Condition.

STASH CAPITAL LLC
Notes to the Statement of Financial Condition
December 31, 2021

1. Organization

Stash Capital LLC (“the Company") is a limited liability company established in the state of Delaware on January 23, 2017. On August 17, 2017 the Company was granted membership by the Financial Industry Regulatory Authority (“FINRA”). On August 29, 2017, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and currently operates exclusively in the United States. The Company is a wholly owned subsidiary of Stash Financial Inc. (formerly known as Collective Returns Inc.) (“Parent”). The Company acts as an introducing broker and effects transactions for customers of Stash Investments LLC (“Affiliate”), an SEC registered investment advisor. The Company clears its activity through an unaffiliated clearing firm, Apex Clearing Corporation (“Clearing Broker”) on a fully disclosed basis. The Company is engaged in a single line of business as a securities broker-dealer, and operates under one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash

Cash consists of cash held at one financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to its depository institutions.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. Pursuant to a tax sharing arrangement between the Parent and the Company, all tax effects of the Company’s income or loss are allocated from the Parent. No tax allocation to the Company has been made for the year ended December 31, 2021.

Parent, as the taxpayer of record, is responsible for payment of taxes to federal, state and local taxing authorities.

Due to Broker

Net amounts owed to the Clearing Broker consist of amounts due from and payable to the Clearing Broker for fees which include investments in a money market fund with a balance of $959 as of December 31, 2021. This balance is net of revenue and fees.

Deposit at Broker

The Company is required to maintain a certain amount of cash on deposit with the Clearing Broker to cover any obligations that may arise from the Company. This deposit at broker is in the amount of $500,000.

Fractional Shares

Affiliate clients may trade and hold fractional shares. The Company does not have control over the stock inventory associated with fractional shares, and therefore does not recognize the fractional shares held by Affiliate clients on its balance sheet.

3. **Administrative Services Agreement**

The Parent provides certain administrative services to the Company under an administrative services agreement and allocates expenses to the Company, on a monthly basis, for occupancy and related expenses, employee compensation and other administrative expenses. Under this agreement the Company, in its operations as an introducing broker, effects transactions for customers of Parent and its subsidiaries, and receives a fee for these services.

A receivable balance of $1,650,524 is included as Due from affiliate and a payable balance of $489,452 is included as Due to affiliate on the accompanying Statement of Financial Condition related to the services provided and received under this agreement. Amounts due to and due from Parent and its subsidiaries may be offset, and the remaining balance is settled quarterly.

4. **Indemnifications/Guarantees**

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

5. **Risks and Uncertainties**

The Company maintains cash in bank accounts at financial institutions that exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Portions of the Company's revenue are susceptible to market conditions and may be affected by economic and market events including market volatility and reduced stock prices.

The Company relies heavily on several operational systems and technology to function accurately and securely. The ineffectiveness, failure, or other disruption of these systems could adversely impact the Company.

The Company is engaged in trading and brokerage activities with the custodian, in the event the custodian does not fulfill its obligations, the Company may be exposed to risk.

STASH CAPITAL LLC
Notes to the Statement of Financial Condition
December 31, 2021

6. **Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including the market, income or cost approaches. The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's investments at December 31, 2021 comprise publicly traded electronic traded funds ("ETFs") and single stock holdings valued using Level 1 inputs. ETFs and single stock holdings are priced at the closing price published by the listing exchange. As of December 31, 2021, the Company owned long equity positions in the amount of $5, which are held at the Clearing Broker.

Statement of Financial Condition Line Items	Amount	Fair Value Level
Securities owned, at fair value	$ 5	Level 1

7. **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to the Clearing Broker. The Clearing Broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under these agreements is remote.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the Clearing Broker, subject to the credit risk of the clearing broker.

Management believes as of December 31, 2021 the Company is not subject to any litigation, arbitration, or regulatory action that requires an accrual to be made.

8. Regulatory Requirements

As a registered broker-dealer, Stash Capital LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2021, Stash Capital had net capital of $3,698,929, which exceeded the required net capital minimum of $144,425 by $3,554,504. The Company's net capital ratio was .58 to 1.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

9. Subsequent Events

Management of the Company has evaluated subsequent events through April 15, 2022, which is the date the Statement of Financial Condition was available to be issued. The Company made distributions of profits to its Parent in the ordinary course of business of $1,100,000 in February 2022. There were no other subsequent events which would require disclosure in the footnotes to the Statement of Financial Condition.